FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of: November 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

November 6, 2006

The Registrant provides an update on its exploration activities on the Yangshan Gold Belt, where Minco has 13 exploration licenses which are grouped into Yangshan, Yejiaba, and Xicheng Project Areas.

2.

Exhibits

2.1

News Release dated November 6, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/Ken Z. Cai

Date:   November 6, 2006

Ken Z. Cai

President, CEO & Director

Exhibit 2.1

TSX: MMM AMEX: MMK
For Immediate Release	November 6, 2006

NEWS RELEASE

MINCO DISCOVERED A MAJOR GOLD ZONE

ON THE YANGSHAN GOLD BELT, GANSU, CHINA

Minco Mining & Metals Corporation (TSX: MMM  AMEX: MMK) (the “Company”) is pleased to update its exploration activities on the Yangshan Gold Belt, where Minco has 13 exploration licenses which are grouped into Yangshan, Yejiaba, and Xicheng Project Areas. Minco has completed a reconnaissance program over several major semi-regional geochemical anomalies discovered last year.  Field work in this program has included sketch mapping, sampling along traverse lines over selected anomalous areas, and infill sampling along selected anomalous drainage.  Significant gold, silver, antimony, lead and zinc mineralization has been discovered in all the three sub-project areas, including the following most significant mineral occurrences:

Yuezhao Gold Occurrence: A major gold zone has been identified on the Yuezhao area located at the east end of the Yangshan Project Area. Gold mineralization occurs in the Devonian dark-grey carbonaceous phyllite and the strata-bound gold zone can be traced over 1,000 meters at surface. Continuous channel sampling across the mineralization zone revealed an average gold grade of  2.17g/t gold over 11 meters.

Chengjiagou Silver-Gold-Lead (Ag-Au-Pb) Occurrence:  Mineralization occurred in Devonian carbonaceous slate in an abandoned artisan adit in the Xicheng Project Area. One sample returned 133.3g/t Ag, 0.39 g/t Au, 4.25% Pb, 0.1% Zn, and 0.2% Cu. Another grab sample yielded 567.4g/t Ag,  0.52g/t Au,  7.07% Pb,  0.38% Zn, 0.3% Cu.

Yangjiagou Silver-Gold-Lead (Ag-Au-Pb) Occurrences: Mineralization occurs in the Devonian carbonaceous slate in the Yejiaba Project Area. A grab sample from a mineralized outcrop in carbonaceous slate returned 137g/t Ag, 0.87g/t Au and 2.6% Pb.

Minco has five field crews in the field working on three project areas. A trenching program is being conducted on the Yuezhao gold zone, while sketch mapping and infill drainage sampling are being carried out over the delineated soil anomalies on the three Project Areas to further define trenching and drilling targets. The field program will be completed by the middle of December.

This news release has been reviewed and approved for release by William Meyer, P. Eng, Chairman of Board, and designated Qualified Person.

About Minco

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange and the American Stock Exchange (MMM:TSX  AMEX: MMK).  The Company has a portfolio of potential high quality exploration mineral projects in China, and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact Mark Orsmond, at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Mining’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Mining & Metals Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.